Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

INVESTOR PRESENTATION December 2021

ITHAX Acquisition Corp. Introduction

ITHAX Acquisition Corp. is a strategic collaboration between Ithaca Capital Partners and the Principals of AXIA Ventures Group

ITHAX ACQUISITION CORP

ITHACA CAPITAL PARTNERS

- Proven track record in travel and prime hospitality investments – five properties acquired and/or asset-managed since its founding in 2017
- Positive returns to date, driven by refinancing and asset disposals

AXIA

- Leading US and EU investment bank; active in the leisure real estate sector; market leader in peripheral Europe
- Recently concluded real estate transactions with market value of $3B, and non-RE transactions with deal value over $28B

- Management team has 40+ years of combined experience in real estate, hospitality investments, asset management and operations, in addition to 70+ years combined experience in transaction, finance, and investment advisory experience
- ITHAX team has an established substantial track record in the hospitality sector, including the acquisition or development of over 70+ hotels and resorts, as well as asset management and operations of over 280 hotels and resorts
- Management has strong networks in the hospitality and real-estate space



Orestes Fintiklis
ITHAX CEO & Chairman
Ithaca Capital Founder



Dimitrios Athanasopoulos
ITHAX CFO, Treasurer & Director
AXIA Ventures Founder



Rahul Vir
ITHAX Director
Ex-Marriott CALA Vice President



George Syllantavos
ITHAX Director
Serial SPAC Entrepreneur



Carlos N. Guimarães
ITHAX Director
Invest Tur Brasil Founder

© 2021 All Rights Reserved | Confidential | 2

Mondee Investment Highlights

Profitable high growth disruptor … $3bn[1] Travel Marketplace; 41-63% CAGR '15-'19[2]; $177m[1] Net Revenue[3]; $46m[1] EBITDA[3]

MONDEE

NextGen Travel Marketplace with unmatched access to unique content and fares
Marketplace seamlessly connecting travel suppliers with vast network of Gig agents, corporations and consumers

Modern disruptive technology platform and interface
Indispensable operating system to travel ecosystem, disrupting legacy OTA and incumbent platforms

Significant barriers to entry and market leadership
Market leadership protected by triple moat on content, distribution and unique technology

Proven management team
Decades of travel & technology industry experience, track record of growth & navigating the pandemic

Extensive organic and inorganic growth opportunities
Significant opportunities to accelerate growth through adjacent content and distribution networks

Proven track record of building scale through acquisitions
Successfully acquired and integrated 14 companies, starting with content followed by tech and distribution

Attractive valuation
Compelling risk adjusted trade when compared to comps and travel market company valuations in general

1: 3bn = total sales volume in 2019 and 177m = net revenue for 2019 financial year; 2. 41% = organic CAGR (based off business in place in 2015) and 63% = CAGR including accretive M&A during the period;
3. Adjusted EBITDA is a non-GAAP financial measure, calculated as EBITDA as reported minus one-time non-recurring expenses as well as COVID-19 revenue adjustments and reversals. See "Disclaimer – Non-GAAP Financial Measures"

© 2021 All Rights Reserved | Confidential | 3

Transaction Summary

Mondee Holdings is combining with ITHAX Acquisition Corp. in a SPAC transaction expected to close in 2022

Key Highlights

- Valuation: Fully diluted Enterprise Value of $842M and a pre-money equity valuation of $608M
- Multiples: 10.5x 2023E EV/ Organic EBITDA multiple or 7.2x 2023E EV/ Organic + Inorganic EBITDA multiple
- Pro forma post closing equity valuation of $967 million
- Mondee to receive $291.5 million in gross proceeds as a result of the transition - $241.5M[1] from SPAC cash in trust and $50M[2] from PIPE
- No secondary element. Proceeds to be used to fund acquisitions, optimize capital structure, and for general corporate purposes

Illustrative Pro Forma Valuation (Dollars, Millions)

Share price	$10.00
Pro Forma Shares Outstanding[1]	96.7
Equity Value	**$967**
(+) Pro Forma Debt	$27
(-) Pro Forma Cash	($152)
Pro Forma Enterprise Value	**$842**

Estimated Sources and Uses (Dollars, Millions)

Sources ($M)		Uses ($M)	
Public entity cash in trust[1]	241.5	Company rollover	608.0
Private placement (PIPE)[2]	50.0	Cash to surviving entity balance sheet	151.5
Company rollover	608.0	Repayment of debt	150.0
SPAC Sponsor equity	67.1	SPAC Sponsor equity	67.1
Existing cash on balance sheet	35.0	Payment of est. transaction expenses	25.0
Total Sources ($M)	1,001.6	Total Uses ($M)	1,001.6

Pro Forma Ownership


SPAC Sponsor
PIPE Public Shareholders
SPAC Public Shareholders
Mondee Shareholders
7%
5%
25%
63%

Sources: Mondee and ITHAX financials. Mondee financials based on AICPA standards; may be adjusted on application of PCAOB standards.
Notes:
1. Assuming no redemptions
2. Minimum of $50M

© 2021 All Rights Reserved | Confidential | 4

Massive Market Opportunity with Secular Tailwinds

Mondee targets the $1T gig economy, remote worker, leisure travel agent, SME, membership organization and value-savvy travel market; which is growing rapidly, increasing in choice and complexity, seeking seamless assistance and curation

Global travel market, 2019
Bookings = $1.9T



$0.9T
47%
$1.0T
53%

Self-Service Consumer[1] Travel

- Metasearch (trivago, KAYAK)
- Airline, Hotel, Car Rental Sites (Marriott, DELTA)
- OTAs[3] (Expedia, Booking.com)

Assisted/Affiliated Consumer[2] Travel

- Gig Economy workers
- SME's and Businesses
- Membership Organizations
- Travel Agencies
- Clubs & Closed User Groups
- TMC's[4]
- Home based Agents
- Associations
- Connected Value-Savvy Consumer

Assisted/Affiliated Consumer Market Travel Trends

Market

- *Rise of the gig economy*
- *Travel agent relevance*
- *Operating technology transformation*
- *Mobile-forward, conversational commerce*

Consumer

- *Always connected and information enabled*
- *Increasing choice and requirements*
- *Curated, personalized experiences*
- *Value-savvy*

Sources: IBIS, PhocusWright

Notes:

1. Individual Consumer Self-service Travel defined as a travel-related transaction between a supplier or business and a consumer online, not affiliated with a specific organization [generally B2C]
2. Assisted Affiliated Consumer Travel defined as a travel-related transaction between a business and another business or members of an organization (Associations, clubs, etc.) [generally B2B]
3. OTAs are Online Travel Agencies – companies that allow consumers to book travel directly via the Internet
4. TMCs are Travel Management Companies – travel agencies that manage organizations' corporate or business travel program

© 2021 All Rights Reserved | Confidential | 5

Mondee - A Modern Marketplace for the Gig Economy

The next generation consumer is here … always connected, information empowered … requiring a new marketplace and modern engagement models. **Mondee is that marketplace … adding significant value to ALL players in the travel ecosystem**


Gig Economy Workers
• Agile Operating System
• Full Suite of Business Tools
• Full Content Access
Leisure Travelers
• Curated Content, Personalized Experiences
• Hybrid Platforms - Self-service & Assisted
• Value-priced
• Any-device Connectivity
MONDEE
A Modern Marketplace
• NextGen Operating system
• Rich & Global Content Hub
• Full FinTech
• Conversational Commerce
• MarTech enabled
• Mobile-forward
Travel Suppliers
• Excess Inventory Channel
• Niche Market Targeting
• Revenue & Yield Optimization
• Value Added Distribution
Small and Medium-Sized Businesses
• Personalized Employee Engagement
• Value-priced Content
• Reduced Travel Spend
• Engagement-to-reporting Management
Partners
• Transaction Volume
• Rich Content Sharing
• FinTech Solutions
Membership Organizations
• Member Benefits
• Value-based Programs
• Self Service Platforms

© 2021 All Rights Reserved | Confidential | 6

© 2021 All Rights Reserved | Confidential | 7 Mondee’s Diversified Business Model The Mondee revenue model is diversified across multiple points of value-add Modern Marketplace Gig Economy & Leisure Travel Agents SME’s & Businesses Membership Organizations Assisted, Affiliated Consumer Travel B2C Value-savvy Connected Consumer Market Activity Monetization Markup Revenue Transaction Revenue Ancillaries Revenue Partner Fees Supplier Fees Subscription Fees Revenue Basket Consumer Subscriptions Fin-Tech Transactions Supplier Content Distribution Volumes Transactions Ancillary Sales

Accelerating Travel Market Trends

Rapidly changing consumer and business travel trends further accelerated by pandemic, and Mondee is continuously adapting to expand its relevance and enhance its market share in this dynamic environment

Themes	Implications for travel
Everything is changing	• Consumers require additional information, flexibility, and assurance • Businesses will likely control travel budgets tightly and seek cost savings • Travel suppliers will need targeted support in refilling excess capacity
Everything is connected	• Real-time multichannel communication and Mobile commerce is becoming the norm • Consumers increasingly demanding personalized unified experiences • Curation of unlimited choice of popular or unique value-added offerings
Everything is subscription	• Subscription services are likely to become increasingly mainstream • Service providers will need to provide distinctive sources of value to keep consumers engaged

Mondee's Modern Marketplace

- Curated content rich marketplace
- NextGen conversational commerce technology
- New ancillaries[1] = Consumer flexibility and assurance
- FinTech and MarTech enabled platforms
- Seamless multichannel communication platforms
- All Mondee products aiming to have subscription components by EOY 2021

Notes:
1. Ancillaries are add-on products sold in conjunction with a flight or hotel booking, including insurance, price-drop protection, automatic check-in, baggage protection, premium customer support packages, and more

© 2021 All Rights Reserved | Confidential | 8

© 2021 All Rights Reserved | Confidential | 9 Proven Track Record of Rapid Growth and Market Share Expansion Net Revenue Dollars, Millions Acquisitions Organic growth Sources: Mondee financials, PhocusWright Notes: 1. In conjunction with the launch of TripPro, Prasad Gundumogula led a management buyout of the business and became CEO 2. Market share defined as Mondee’s gross revenue as a proportion of gross revenues generated from B2B airfares for the North American market Market share2 (%) 1.9 2.2 2.4 3.5 4.6 25 48 54 75 100 77 2011 2012-14 2015 2016 2017 2018 2019 63% CAGR, incl. M&A founded 41% Organic CAGR launched1 2.4x Market share growth Mondee is building on a track record of exponential profitable growth, disruptive market penetration and delivering on key operating metrics since launching its initial modern operating system.

© 2021 All Rights Reserved | Confidential | 10 Mondee’s early years laid the foundation for sustainable growth. COVID-19 provided an opportunity for the company to become even more cost efficient and customer-centric. Mondee’s next chapter aims to further disrupt the gig economy, remote worker and value-savvy consumer travel market Mondee’s Evolution and Future Roadmap COVID-19 and Recovery (2020-21) .. Improved efficiency .. Invested ahead of the market .. Completed opportunistic acquisitions .. Launched new products Foundation and Early Years (2011-19) .. Acquired the content .. Built the platform .. Transformed the travel agency segment .. Accelerated revenue and profit growth Broad Transformation (2022+) .. Refine the first travel platform for gig economy workers .. Extend Mondee’s marketplace to new customer segments .. Continue to modernize travel for ALL participants

Customer Challenge – Outdated Travel Operating Systems

Travel agents, TMCs and OTA's still use mostly legacy distribution technology platforms for travel search and booking

Legacy Distribution Technology Platforms


COMAND ... xxxx
COMAND ... xxxx
COMAND
COMAND ... xxxx
COMAND
COMAND
COMAND ... xxxx
COMAND ... xxxx
COMAND ... xxxx
COMAND
COMAND ... xxxx
COMAND
COMAND
COMAND ... xxxx
COMAND
COMAND ... xxxx

- Airfares and hotel rates are consolidated via legacy distribution technology platforms
- These platforms have severe limitations
  1. Incomplete content (e.g., no low-cost carriers, no alternative accommodations)
  2. Text-based; not extendable to mobile
  3. Lack of modern messaging capabilities
  4. Credit-card focused for payments
  5. Inability to link search results and marketing messaging
- This results in inefficiencies, lower productivity, and reduced competitiveness for travel agents and TMCs



Travel Agent

© 2021 All Rights Reserved | Confidential | 11

© 2021 All Rights Reserved | Confidential | 12 Mondee’s Platform Mondee’s platform connects travel suppliers with businesses and their consumers, optimizing the experience for all stakeholders Mondee’s Solution – A Modern Travel Marketplace Platform Airlines Hoteliers Wholesalers Ancillary providers 1. Comprehensive global content 2. Modern user experience, extendable to Mobile 3. Full suite of communication tools – integrated phone, email, SMS, chat 4. Fintech platform, tailored to the travel market 5. Multi-channel marketing platform Travel Agents Corporations SMEs and Nonprofits Consumers (subscription members) 1 2 3 4 5

© 2021 All Rights Reserved | Confidential | 13 .. Direct relationships with 500+ airlines and 100+ hotel aggregators; 900K+ lodging properties, for content .. Scale and distribution network enables access to exclusive inventory .. Highly complex, rules-based content updated in real-time .. 50,000+ travel agency customers2 .. Strong partnerships with GDS, and NDC1 certified .. Enterprise corporate customers .. Direct channels to leisure travelers .. Artificial Intelligence-driven pricing, shopping, and booking platform .. Highly automated, multi-channel service platform .. Marketing and Customer Relationship Management (CRM) platform, including commerce via messaging tools .. Travel-specific payments platform .. App-center and marketplace, with one- click merchandising By combining content, technology, and distribution at scale, Mondee’s platform aims to be the default operating system for segment-targeted travel search, booking, service and more Mondee is a Revolutionary Travel Technology Platform Content Distribution Technology Sources: Mondee customer and supplier databases Notes: 1. NDC is New Distribution Capability, an XML-based data transmission standard that is meant to transform the way the travel industry sells its products and addresses shortcomings of existing airline data transmission standards (now 40+ years old) 2. IATA has 60,000 accredited members worldwide

© 2021 All Rights Reserved | Confidential | 14 Mondee’s products now serve a variety of different customer segments across the B2B travel landscape Best-in-Class Products Tailored for the Gig Economy Travel Market Launch date 2015 2013 (acquired in 2020) June 2021 August 2021 Target segment Travel agents TMCs Large corporations SMEs Nonprofits Membership organizations Subscribers, including consumer members Description Platform for travel search, booking, and more Incentive platform that reduces corporate travel spending Discount online booking site, with enhanced service Discount online subscription-based booking Customer base 50,000+ agents 50+ corporations 4M+ members Soft launch/testing

Multi-pronged Growth Strategy to Capitalize on Market Trends

Mondee has multiple levers for growth across content, technology, and distribution, both organically and via acquisitions

= Fast Fact

DISTRIBUTION

1 **Grow Gig Economy market share,** with "Travel Solutions in a Box" and in part through international expansion

Mondee has <10% share of travel agencies globally

2 **Acquire new enterprise, mid-size, and small business customers,** with RocketTrip and TripPlanet market penetration

Total global business travel spend in 2019 was $1.2T

3 **Redefine the boundaries of affiliated and assisted consumer travel,** via membership organizations with value priced programs

Almost 100% of leisure travel consumers are associated with at least one membership organization

TECHNOLOGY

4 **Extend the platform to serve new customer segments,** such as small businesses

25M+ small businesses book travel online, and get no special treatment

5 **Monetize new features** like fraud protection, marketing tools and ancillaries

Over 40% of consumers now select an ancillary (e.g., trip insurance) when booking a flight

6 **Launch "Travel Solutions in a Box"** allowing gig workers to become travel agents at low cost + effort

Enabling a new pool of workers could increase the travel agent market by 10x+

CONTENT

7 **Expand exclusive flight content,** working with airlines that need to fill planes, post-COVID-19

Flights are only 60% full in 2021 on average, versus 80%+ pre-COVID-19

8 **Increase hotel bookings** among existing travel agency customers

Hotels account for only 10% of Mondee's bookings today

9 **Add new categories of travel content,** including cruises, dynamic packages, and entertainment

Over 70% of cruises in the market are booked by travel agents

Sources: Mondee customer and supplier databases, PhocusWright, IATA, Statista

© 2021 All Rights Reserved | Confidential | 15

Proven Ability to Execute On Synergistic Acquisitions

Mondee has been successful in executing and maximizing the value of acquisitions, regardless of market conditions

Legend: Content (red) · Technology (grey) · Distribution (yellow)

2011 → 2012 → 2013-2018 → 2019 → 2020

FOUNDATION

1. **Skylink** – Largest N. American consolidator serving the Indian subcontinent
2. **Exploretrip** – Retail flight business and technology platform
3. **cFares** – Metasearch engine
4. **C&H** – Largest N. American consolidator serving Asia
5. **TransAm** – Largest N. American wholesaler serving South America and the South Pacific
6. **Hariworld** – Consolidator focused on the Middle East and Southeast Asia
7. **Aavan Vacations** – Tour company with extensive content

COVID-19

1. **LBF Travel** – Retail travel company with extensive call center operations
2. **Hotelwiz** – Hotel content hub
3. **Bookingwiz** – Marketing and ad platform for travel
4. **Avia Travel** – Travel club platform
5. **Cosmopolitan Travel Services** – Largest and fastest growing N. American wholesaler
6. **Leto Travel** – Canadian consolidator
7. **Rocketrip** – Corporate travel incentives platform

© 2021 All Rights Reserved | Confidential | 16

© 2021 All Rights Reserved | Confidential | 17 # Product-focus Categories Est. Revenue ($M) Est. EBITDA margin (%) 1 Air Content 50 30 2 Air, Hotel Content 40 15 3 Package Technology, Distribution 30 10 4 Air, Hotel Content 25 20 5 Cruise Content, Technology, Distribution 10 15 6 Seven Other (Air, Hotel, Package, Tour, Corporate) Content, Technology, Distribution 70 10-50 Sources: Mondee and acquisition target discussions Notes: * Revenue and EBITDA estimates are based on discussions only and are subject to change based on the execution of definitive documentation Mondee has assembled a strong pipeline of 10+ potential acquisition targets representing an estimated $225M in incremental net revenue and $45M in EBITDA, excluding synergies Robust Pipeline of Potential Strategic Assets $225M Revenue $45M EBITDA 8 of 12 can potentially be executed in the near-term

Proven Enterprise Level Management Team

MONDEE

Mondee has a track record of building a team of seasoned entrepreneurs and execution proven executives, who – together – have 100+ years of combined experience in the travel industry



Prasad Gundumogula
Founder and CEO

Serial entrepreneur. Founder of Metaminds, ExploreTrip, LogixCube, POD Technologies with successful exits



Jim Dullum
COO

Experienced travel and technology executive and entrepreneur. Former EDS (an HP company), BTI Americas, Citicorp



Dan Figenshu
CFO

Experienced CFO and entrepreneur. Former Rocketrip, Mic, The Blaze



Raja Venkatesh
EVP, Corp. Development

Experienced public company CFO with significant M&A experience, Former Myricom, Daystar Tech, Viador and TeraBurst Networks



Michael Thomas
President - Retail

Serial entrepreneur, former LBF Travel Founded and sold businesses to Amadeus and Travelport



Michalis Tsakos
President – Wholesale

Entrepreneur, founded and grew CTS into the largest, fastest growing consolidator in North America



Venkat Pasupuleti
CTO

Experienced CTO and entrepreneur, Former Avesta, Zoom Interview, Eze Technologies



Yuvraj Datta
CCO

Experienced travel executive focused on supplier and revenue management, Former Skylink

© 2021 All Rights Reserved | Confidential | 18

© 2021 All Rights Reserved | Confidential | 19 Key Financial Metrics Review Sources: Company financials Notes: * See “Disclaimer – Use of Projections” for all forward-looking projections contained on this page 1. Adjusted EBITDA is a non-GAAP financial measure, calculated as EBITDA as report minus one-time non-recurring expenses as well as COVID-19 revenue adjustments and reversals. See “Disclaimer – Non-GAAP Financial Measures” 2.6 5.4 6.2 2017 2019 2023F Tickets Millions 21.0 31.0 42.6 2017 2019 2023F Revenue per ticket Dollars 14.0% 26.0% 30.0% 2017 2019 2023F Adj. EBITDA1 margin Percent Mondee has a track record of delivering on key operating metrics and expects to continue this trend through 2023. Actions taken during COVID-19 are already making a difference Actions taken in 2020 and 2021 aim to position Mondee to achieve 2023 targets .. Tickets. Excluding growth opportunities such as TripPlanet and Unpub .. Revenue per ticket. Dynamic pricing, full suite of ancillaries, GDS/NDC contract renegotiations and acquisitions + launches of subscription businesses

© 2021 All Rights Reserved | Confidential | 20 Mondee expects to deliver $265M in Net Revenue in 2023 and $80M in Adjusted EBITDA, in line with industry consensus of a full post-pandemic recovery of the travel sector by the end of that year Revenue and EBITDA Projections 54.1 75.1 177.8 54.2 65.2 152.8 265.2 2017 2018 2019 2020 2021 2022 2023 49% growth Net Revenue Dollars, Millions 7.8 12.3 46.1 -12.0 1.2 24.1 80.1 2017 2018 2019 2020 2021 2022 2023 74% growth Adjusted EBITDA1 Dollars, Millions Projections are based primarily upon a recovery in Mondee’s core business to pre-COVID-19 levels and do not include upside from new organic growth strategies, increase in market share or acquisitions 2 2 2 2 Source: Company financials Notes: * See “Disclaimer – Use of Projections” for all forward-looking projections contained on this page 1. Adjusted EBITDA is a non-GAAP financial measure, calculated as EBITDA as reported minus one-time non-recurring expenses as well as COVID-19 revenue adjustments and reversals. See “Disclaimer – Non-GAAP Financial Measures” 2. Pro-forma, due to acquisitions

Net Revenue to Adjusted EBITDA

- No material increase in market share assumed
- Net revenue growth driven by increased tickets and revenue per ticket expansion
- COVID-19 era productivity improvements, main variable cost being marketing



Dollars, Millions
Markup
Ancillaries
Override
GDS/NDC
Fin-Tech
Subscription
15% '19-23 ticket growth, well below historic average
Driven by dynamic pricing and ancillary attach rate
Bulk of expense is marketing cost to drive ticket growth
One-time COVID-19, growth, and public company expenses
177.8
27.6
19.1
19.4
18.8
2.5
265.2
110.2
54.7
100.3
20.3
80.0
2019 Net revenue
Ticket growth
Front-end markup + ancillaries
Fintech solutions
Improved supplier terms
Subscription revenue
2023 Net revenue
Sales and marketing
Other expense
2023 EBITDA
One-time adjustments
2023 Adjusted EBITDA[1]

	Ticket growth	Front-end markup + ancillaries	Fintech solutions	Improved supplier terms	Subscription revenue	2023 Net revenue	Sales and marketing	Other expense
2019-23 Change (%)	16	23	NA[2]	21	50	49	35	9

Source: Company financials
Notes:
* See "Disclaimer – Use of Projections" for all forward-looking projections contained on this page
1. Adjusted EBITDA is a non-GAAP financial measure, calculated as EBITDA as reported minus one-time non-recurring expenses as well as COVID-19 revenue adjustments and reversals. See "Disclaimer – Non-GAAP Financial Measures" 2
2. In 2019 there were no material Fintech revenues

© 2021 All Rights Reserved | Confidential
| 21

Profit and Loss Statement

Mondee is expected to return to positive Adjusted EBITDA in 2021, with strong increase in 2022 and 2023 driven by higher revenue per ticket, higher sales and marketing spend, and a lean, post-COVID-19 operating structure.

Mondee Consolidated Financial Statements

Income Statement (Millions)

Income Statement

	2017A	2018A	2019PF (1)	2020PF (2)	2021E	2022E	2023E
Tickets	2.6	3.2	5.4	1.3	1.3	3.3	6.2
Gross Revenue	$1,278.5	$1,153.7	$3,130.0	$435.9	$719.2	$1,710.3	$3,353.7
Total Net Revenue	**$54.1**	**$75.1**	**$177.8**	**$54.2**	**$65.2**	**$152.8**	**$265.2**
Y/Y Growth	*NA*	*NA*	*137%*	*(70%)*	*20%*	*134%*	*74%*
Y/Y Organic Growth	*NA*	*39%*	*33%*	*(50%)*	*NA*	*NA*	*NA*
Sales & Marketing Costs	$22.4	$40.1	$81.9	$31.3	$34.1	$71.4	$110.2
Other Costs	23.9	22.7	50.8	65.1	34.4	57.3	74.9
Total Operating Expenses	**$46.3**	**$62.8**	**$132.7**	**$96.4**	**$68.5**	**$128.7**	**$185.1**
% Margin	*86%*	*84%*	*75%*	*178%*	*105%*	*84%*	*70%*
EBITDA, as reported	$7.8	$12.3	$45.1	($42.3)	($3.3)	$24.1	$80.1
One-time / Non-recurring	$–	$–	$1.0	$–	$–	$–	$–
COVID-19 Refunds & Revenue Reversals	–	–	–	(30.2)	(4.5)	–	–
Adjusted EBITDA[1]	**$7.8**	**$12.3**	**$46.1**	**($12.0)**	**$1.2**	**$24.1**	**$80.1**
% Margin	*14%*	*16%*	*26%*	*NM*	*2%*	*16%*	*30%*

Source: Company financials

Notes:

* See "Disclaimer – Use of Projections" for all forward-looking projections contained on this page

1. Adjusted EBITDA is a non-GAAP financial measure, calculated as EBITDA as reported minus one-time non-recurring expenses as well as COVID-19 revenue adjustments and reversals. See "Disclaimer – Non-GAAP Financial Measures"

© 2021 All Rights Reserved | Confidential | 22

© 2021 All Rights Reserved | Confidential | 23 265 435-475 60 70-90 40-60 225 Management Case Revenue per Ticket of $52 Market Share Increase by 2-3% New Subscription Products1 Total Organic Growth M&A 80 155-175 35 20-30 20-30 45 Management Case Revenue per ticket of $52 Market Share Growth by 2-3% New Subscription Product Total M&A Net Revenues and EBITDA with Growth Levers Source: Company estimates Notes 1. Historical revenue per ticket for period of 1 January 2021 to 30 September 2021 2. Tripplanet and Unpub 3. Excludes sizeable revenue and cost synergies Net Revenue with Growth Levers Dollars, Millions EBITDA with Growth Levers Dollars, Millions Substantial Revenue and EBITDA upside with highly predictable organic growth and M&A Strategy Underwriting Case (2023) Revenue per Ticket of $521 New Subscription Products2 Market Share Increase by 2- 3% Total Organic Growth M&A3 Underwriting Case (2023) Revenue per Ticket of $521 New Subscription Products2 Market Share Increase by 2- 3% Total Organic Growth M&A3

Comparables Selection

Mondee has no direct comparables, hence a selection of global travel B2B, B2C, and GDS businesses provide a proxy for valuation

			B2E[1] Corporate	OTA		GDS	
		MONDEE	ctm	BOOKING HOLDINGS	expedia group	amadeus	Sabre
Geographic presence		Global	EMEA APAC	Global	Global	Global	Global
End market exposure	Retail	✓	–	✓	✓	✓	✓
	Corporate	✓	✓	–	✓	✓	✓
Customer mix	B2B	✓	–	✓	✓	✓	✓
	B2C	✓	–	✓	✓	✗[2]	✗[2]
	B2E	✓	✓	–	–	–	–
CapEx requirement[3]		◔	◔	◔	◕	◕	◕

Sources: Public filings

Notes:

1. B2E Travel defined as a relationship between a business and a enterprise, most commonly for the purposes of facilitating employee business travel
2. AMS and SABR do not offer booking capability directly to consumers
3. CapEx as % of 2019A Revenue. ¼ = < 5%, ½ = 5-10%, ¾ = 10-15%, Full = >15%

© 2021 All Rights Reserved | Confidential | 24

© 2021 All Rights Reserved | Confidential | 25 11.0x 7.4x 15.9x 14.4x 13.1x 19.4x 14.4x Mondee Mondee CTM Booking Expedia Amadeus Sabre 10.5x 7.2x 13.7x 13.5x 9.9x 13.5x 11.8x Mondee Mondee CTM Booking Expedia Amadeus Sabre 2 2 Comparables are trading at ~10-14x 2023 EV/EBITDA, ~13–20x adjusting for capex. The implied valuation for Mondee represents a deep discount to comparables, despite Mondee’s much higher historic growth rate. Valuation OTA B2E Corporate GDS 2023F EV/EBITDA1 Multiple2 2023F P/E1 Ratio 41.0 17.7 13.0 16.0 10.1 7.6 Revenue CAGR, 2015- 19 (%) Sources: Public filings, Capital IQ Notes: 1. Market data as of 7 December 2021 2. Using fully-diluted transaction valuation including sponsor equity and transaction costs. Organic Organic Organic + Acquisitions Organic + Acquisitions 63.0 2023F EV/(EBITDA- CapEx1)Multiple2 14.4x 22.5x 17.9x 15.7x 23.1x 21.7x 9.0x

© 2021 All Rights Reserved | Confidential | 26 14.4x 18.5x 28.7x 6.7x 8.1x 28.3x 10.1x OTAs / Travel Business Svcs Business Airlines Leisure Airlines Hotels Cruise 10.5x 12.4x 17.9x 5.4x 4.2x 13.9x 8.4x OTAs / Travel Business Svcs Business Airlines Leisure Airlines Hotels Cruise Travel-Sector Public Companies – Current Valuation Levels 2023F EV/EBITDA1 Multiple 2023F P/E1 Ratio 0.0x 2.3x 3.2x 0.9x 2.8x 4.5x 22.6 7.6 5.0 8.7 4.3 8.0 Sources: Public filings, Capital IQ Notes: 1. Market data as of 7 December 2021 Organic Organic 1.4x 2023F Net Leverage Ratio 41.0 Revenue CAGR, 2015- 19 (%)

© 2021 All Rights Reserved | Confidential | 27 © 2021 All Rights Reserved | Confidential | 27 APPENDIX

MONDEE

A Broader Value Proposition for the "New Normal"

Mondee is emerging from COVID-19 adding significant value to ALL players in the travel ecosystem

Mondee's Value Proposition


For travel suppliers
For travel agents and TMCs
For global distribution systems
For large enterprises
For small and medium-sized businesses
For leisure travelers

TripPro helps airlines fill seats, optimize prices, target niche channels, take share from the competition, and distribute rich content via NDC

TripPro saves agents time and gives them a full suite of next-generation tools to grow their business (i.e., more itineraries and lower rates)

TripPro flows massive volume through the GDS, supporting their revenue and role in the travel ecosystem

Rocketrip can reduce enterprise travel spend while improving traveler satisfaction

TripPlanet provides SMEs with benefits typically reserved for larger corporations – lower prices, better service, and reporting

Consumers can save both time and money when they join **Unpub,** a new, innovative travel membership program

© 2021 All Rights Reserved | Confidential | 28

Travel Market Landscape

The travel industry is complex, with inventory and rates traveling through multiple touchpoints before reaching the consumer or business



Rates and inventory
Travel Suppliers
Airlines
Hoteliers
Car, Cruise, Tour, Attractions
Wholesalers
Flight
Hotel
Other
Distribution Platforms
Global Distribution Systems (GDS)
Alternative Distribution Systems (Channel Managers, etc.)
Self Service Travel Businesses
OTAs
Travel supplier sites
Metasearch
Assisted Travel Businesses
Travel Companies
Gig Workers
SME's & Corp's
Membership Organizations
Value-savvy Connected Consumer

© 2021 All Rights Reserved | Confidential | 29

© 2021 All Rights Reserved | Confidential | 30 Global Travel Market Dollars, Trillions .. Pent-up demand for travel .. Countries investing trillions in COVID- 19 recovery .. Travel suppliers ramping back up to meet demand The global travel market is expected to have an 9% CAGR through 2025, given pent up demand from COVID-19 Global Travel is a Growth Market 1.7 1.8 1.9 1.1 1.3 1.7 1.8 1.9 2.0 2017 2018 2019 2020 2021 2022 2023 2024 2025 9% CAGR Source: IBIS

© 2021 All Rights Reserved | Confidential | 31 Global Travel Agency Market Traditional travel agencies have long been in decline, given the growth of online sites. There are trends in the market, however, that signal that this decline might finally be over Global Travel Agency Market Dollars, Billions 360.0 352.0 348.0 215.0 290.0 408.0 456.0 479.0 491.0 2017 2018 2019 2020 2021 2022 2023 2024 2025 11% CAGR . Travel agent market forecast to outpace broader market growth in the near to mid-term, given COVID- 19-driven need for assisted booking .. Travel agencies are likely to continue to expand and evolve in the long- term as well, as the market shifts to a gig-economy model Source: IBIS

© 2021 All Rights Reserved | Confidential | 32 Mondee has multiple levers for organic growth across content, technology, and distribution Organic Growth – Areas of Focus 1 2 3 SaaS business model Develop, launch, and market subscription business models across Mondee’s various product lines 4 Gig economy travel agents Leverage TripPro as a platform to enable contingent workers to become travel agents, dramatically increasing the size of the market Corporate market growth Extend Mondee’s platform to offer a full suite of travel products to corporate customers and small and medium-sized businesses Global product expansion Leverage Mondee’s strength in flights to grow in additional travel product categories, particularly hotel

Organic Growth Initiative: TripPro Premium

MONDEE

CUSTOMER

Target Customer
Travel agencies

Value Proposition
Save time, money, and grow your agency with TripPro's new Premium service. We've developed new search and booking features, marketing tools, and fraud protection, all delivered within the intuitive TripPro interface

OFFER

Offering to Travel Agents

Save time
- Self-service tool
- 6-month fare calendar
- Seat map and selection

Earn/Save Money
- Fraud and chargeback protection
- New revenue streams – ancillaries, hotels, cruises, etc.
- Availability of full content
- Multiple communication channels

Grow your business
- Email marketing tools
- Social media marketing tools
- Campaign management and analytics

Pricing
$49 – 199 a month, depending upon features chosen

STATUS

Progress to Date
Proof of concept launched in 2021

Next Steps
Proof of concept phase will end in Q4, with a broader marketing push to travel agencies in 2022. Travel agent interest in converting to Premium will improve with the overall recovery in the global travel market

© 2021 All Rights Reserved | Confidential | 33

Organic Growth Initiative: Tri tripplanet

MONDEE

CUSTOMER

Target Customer
- Small and medium-sized businesses
- Non-business organizations

Value Proposition
TripPlanet brings a deep set of travel benefits to your organization, reducing business travel costs and/or delivering a new leisure travel benefit to employees or members. All bookings are backed up by world-class customer service.



app.tripplanet.com
Four Seasons Hotel Miami
$164

OFFER

Offering to businesses

Lower Prices
- Discounts off published rates

Broader selection
- Virtual interlining generates more airfare options
- Intelligent aggregation offers more hotel rate options

Corporate-level service
- Focus on first-call resolution
- Multiple communication options – email, phone, text, messaging

Pricing
Starting at $99 per month

STATUS

Progress to Date
- Launched in Summer 2021
- Initial sales efforts focused on corporate partnerships and direct sales to associations
- 3M+ employees "acquired" via partnerships with Corporate Employee Perks Platforms
- 1M+ association members acquired via direct sales efforts
- Notable wins include Rhode Island Medical Society, Adventure Cycling Association, Rick Case Automotive Group, Rakuten, and the Foundation for New Education Initiatives

Next Steps
Direct sales to SMEs begins in Fall 2021

© 2021 All Rights Reserved | Confidential | 34

© 2021 All Rights Reserved | Confidential | 35 STATUS OFFER CUSTOMER Organic Growth Initiative: Target Customer Consumers moving through existing Mondee sales channels Value Proposition Unpub is a members-only service that gives you access to even lower rates on flights and hotels. In fact, the savings from your first booking may exceed the cost of your membership. Offering to consumers Progress to Date • Proof of concept launched in September 2021 • Targeting a portion of leisure travelers purchasing using self-service on a Mondee website; upsell of Unpub at checkout • High conversion rate at checkout; subscribers now accounting for 40% of flights booked, when the upsell is offered Next Steps • Targeting past customers opted-in to Mondee’s email list • Upselling leisure travelers that call into our call center to book Lower Prices • Discounts off published rates Broader selection • Virtual interlining generates more airfare options • Intelligent aggregation offers more hotel rate options Pricing $49 - $149 a year

© 2021 All Rights Reserved | Confidential | 36 This presentation (the “Document”) has been prepared by Mondee Inc.(“Mondee”), ITHAX Acquisition Corp (“ITHAX”), AXIA Ventures Group Limited (“AXIA”) and Ithaca Capital Partners (“Ithaca” and together with Mondee, ITHAX and AXIA, the “Authors”). This Document is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Mondee and ITHAX. The information contained herein does not purport to be all-inclusive and and none of the Authors or their respective directors, officers, shareholders or affiliates make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Document or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of Mondee or ITHAX. The information contained herein is preliminary and is subject to change and such changes may be material. This Document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of ITHAX, Mondee, or any of their respective affiliates. ITHAX is a blank check company listed on NASDAQ. AXIA, incorporated in Cyprus, is authorised to provide investment and ancillary services and is regulated by the Cyprus Securities and Exchange Commission (CySEC license 086/07). AXIA has an established presence in a number of jurisdictions and may provide investment and ancillary services in other EU and third countries through subsidiaries, branches or on a cross border basis (as appropriate) subject to applicable legislation. Ithaca and Mondee are incorporated in Delaware. Disclaimer

© 2021 All Rights Reserved | Confidential | 37 This Document includes certain audited financials that are based on AICPA accounting standards and may be subject to change in connection with the application of PCAOB accounting standards. This Document includes certain financial measures not presented in accordance with U.S. GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with U.S. GAAP and may exclude items that are significant in understanding and assessing Mondee’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under U.S. GAAP . You should be aware that Mondee’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Mondee believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Mondee’s financial condition and results of operations. Mondee believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Mondee’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Document. This Document also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Mondee is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Non-GAAP Financial Measures

© 2021 All Rights Reserved | Confidential | 38 All statements of opinion contained in this Document, all views expressed and all projections, including Revenue and Adjusted EBITDA, forecasts and/or statements relating to expectations regarding future events or the possible future performance represent Author’s own assessment based on information available to them as at the date of this Document. Neither Mondee’s nor ITHAX's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Document, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Document. These projections should not be relied upon as being necessarily indicative of future results. The projections, views, statements and forecasts herein are based upon various assumptions and estimates, which Author considers to be reasonable assumptions and estimates, which involve significant elements of subjective judgement and analysis and which are subject to a wide variety of significant business, economic and competitive risks and uncertainties and contingencies; there are several risks, uncertainties and factors that may cause actual results to differ materially from those set forth in any such projections, views, statements and forecasts that are, expressly or implicitly, provided by Author. The mentioned statements reflect Author’s current expectations regarding the relevant subject matters and are subject to the above mentioned risks, uncertainties and factors. Accordingly, no representation, express or implied, is made or warranty, guarantee or assurance of any kind is given by the Authors or any of their respective affiliates, shareholders, directors, officers and employees as to the accuracy, completeness, reliability, achievability or reasonableness of any such projections, views, statements, or forecasts which are, by their own nature, implicitly predictive and speculative and involve risk and uncertainty. Inclusion of the prospective financial information in this Document should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Use of Projections

© 2021 All Rights Reserved | Confidential | 39 In preparing the Document, the Authors have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources, including certain information and statistics obtained from third-party sources which they believe to be reliable. You are cautioned not to give undue weight to such information, including industry and market data. This Document may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Document may be listed without the TM, SM, (c), (r) or TM symbols, but Mondee and ITHAX will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Industry and Market Data

© 2021 All Rights Reserved | Confidential | 40 Certain statements in this Document may be considered forward-looking statements. Forward-looking statements generally relate to future events or ITHAX’s or Mondee’s future financial or operating performance. For example, projections of future Revenue, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:(1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;(2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto;(3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the Business Combination or to satisfy other conditions to closing;(4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;(5) the ability to meet stock exchange listing standards following the consummation of the Business Combination;(6) the risk that the Business Combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the Business Combination;(7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;(8) costs related to the Business Combination;(9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination;(10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factor;(11) the impact of COVID-19 on Mondee’s business and/or the ability of the parties to complete the proposed Business Combination;(12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission, including the registration statement on Form S-4 expected to be filed relating to the Business Combination. Nothing in this Document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events. The Document does not constitute investment, legal, accounting, regulatory, taxation or other advice or a recommendation and does not take into account investment objectives and/or legal, accounting, regulatory, taxation or financial situation and/or particular needs. The recipient of this Document is solely responsible for forming its own opinions and conclusions on such matters and the market and for making its own independent assessment of the Document. The recipient is solely responsible for seeking independent professional advice in relation to any action taken on the basis of the Document and, by accepting this Document, the recipient confirms that it is not relying upon the information contained herein to make any decision. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Document. The Document has been prepared by Author exclusively for the benefit and internal use of the recipient. The recipient is not permitted to duplicate the information provided in the Document and to communicate the received information to any third party without Author’s prior written consent. Forward-Looking Statements

© 2021 All Rights Reserved | Confidential | 41 Risks Related to Our Business and Industry • The COVID-19 pandemic has had, and may continue to have, a material adverse impact on the travel industry, which could materially affect our business, liquidity, financial condition and operating results. • Adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside our control could materially affect our business, liquidity, financial condition and operating results. • We may experience significant fluctuations in our operating results and rates of growth. • If we are unable to manage and expand our growth or execute our growth strategies effectively, our business and prospects may be materially and adversely affected. • We operate in an increasingly competitive global environment and could fail to gain, or could lose, market share if we are unable to compete effectively with our current or future competitors. • Our business depends on our relationships with travel agencies, travel management companies and other travel businesses and third parties. • We are subject to payment-related risks. • Our failure to quickly identify and adapt to changing industry conditions, trends or technological developments may have a material and adverse effect on us. • Our business depends on our marketing efficiency and the general effectiveness of our marketing efforts. • We may be unable to prevent unlawful or fraudulent activities in our operations, and we could be liable for such fraudulent or unlawful activities. • We rely on the internet and internet infrastructure for our operations and in order to generate revenues. • Any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems could result in limited capacity, reduced demand, processing delays, privacy risks and loss of customers, suppliers or marketplace merchants and a reduction of commercial activity. • Our success is subject to the development of new products and services over time. • Our success depends in large part on our ability to attract and retain high quality management and operating personnel, and if we are unable to attract, retain and motivate well- qualified employees, our business could be negatively impacted. • We may be unable to successfully close potential acquisitions, or successfully integrate the operations of such target businesses, if acquired, which could have an adverse impact on our business. • Exchange rate fluctuations may negatively affect our results of operations.